Exhibit 99.1

InMode Reports Record Third Quarter 2020 Financial Results;
Quarterly Revenues of $59.7 Million Represent 49% Year over Year Growth,
GAAP and *Non-GAAP Diluted Earnings per Share of $0.57 and $0.63

YOKNEAM, Israel, November 12, 2020/ PRNewswire/ InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced consolidated financial results for its third quarter ended September 30, 2020.

Third Quarter 2020 Highlights:

•
Record quarterly revenues of $59.7 million, an increase of 49% compared to the third quarter of 2019; approximately 58% of quarterly revenues derived from InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, approximately 35% of quarterly revenues derived from InMode’s recently introduced hands-free platforms and approximately 7% derived from InMode’s traditional laser and non-invasive RF platforms

•	Record GAAP net income of $23.9 million, compared to $16.2 million in the third quarter of 2019; *non-GAAP net income of $26.6 million, compared to $16.5 million in the third quarter of 2019
•	Record GAAP diluted earnings per share of $0.57 compared to $0.42 in the third quarter of 2019; *non-GAAP diluted earnings per share of $0.63 compared to $0.42 in the third quarter of 2019
•	Total cash position of $234.3 million as of September 30, 2020, including cash and cash equivalents, marketable securities and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2020	Q3 2019
Revenues	$59,714	$40,010
Gross Margins	84%	87%
Net Income Attributable to InMode Ltd.	$23,895	$16,186
Earnings per Diluted Share	$0.57	$0.42
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2020	Q3 2019
Gross Margins	85%	87%
Net Income Attributable to InMode Ltd.	$26,638	$16,512
Earnings per Diluted Share	$0.63	$0.42

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“Our record third quarter revenues were driven by the success of our minimally invasive and hands-free solutions in the United States and internationally, strengthening the leading market position of our harnessed electro-surgical technologies. The steadfast sales & marketing investments we made throughout the pandemic enabled our organization to quickly meet surging demand as restrictions loosened,” commented Moshe Mizrahy, InMode’s CEO.

“During the quarter, we continued to focus on research & development and were excited to announce the launch of the Morpheus8 Body handpiece and Morpheus8 Platform. We understand that the uncertainties of the COVID-19 pandemic are not behind us, and we will remain committed to the health of our employees and our organization,” commented Dr. Michael Kreindel, InMode’s CTO and co-founder.

“We believe the steps we took over the last several months were instrumental in building interest, increased awareness and demand for InMode technologies, which translated into record sales in the third quarter. We believe we are emerging as the standard of care for minimally invasive aesthetic surgeries, as we continue to innovate and deliver versatile offerings. We expect continued underlying demand for our differentiated products heading into the fourth quarter of 2020,” commented Shakil Lakhani, President of North America.

2020 Guidance

We expect that our revenues for the full year of 2020 will be between $192 million and $195 million, and we expect to maintain a *non-GAAP gross margin of 84%-86%.

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

Third Quarter 2020 Financial Results

Total revenues for the third quarter of 2020 were $59.7 million, an increase of 49% as compared to the third quarter of 2019. The increase in revenues was driven primarily by the expansion of InMode’s direct sales organization in the United States and the continued momentum of InMode’s hands-free technology, as well as the recently introduced Morpheus8 Body fractional technology. Moreover, InMode continued to gain traction in international markets, with international revenues growing 109% year-over-year.

GAAP gross margin for the third quarter of 2020 was 84% compared to a gross margin of 87% in the third quarter of 2019. *Non-GAAP gross margin for the third quarter of 2020 was 85% compared to a gross margin of 87% in the third quarter of 2019. This decrease is primarily attributable to the increase of sales in international markets, mainly in countries where we operate through distributors.

GAAP operating margin for the third quarter of 2020 was 39%, compared to 40% in the third quarter of 2019. *Non-GAAP operating margin for the third quarter of 2020 was 43%, compared to 41% in the third quarter of 2019. This increase in *non-GAAP operating margin was primarily attributable to decreased marketing activities in the United States such as event and conference participation, due to restrictions caused by the COVID-19 pandemic.

InMode reported GAAP net income attributable to InMode Ltd. of $23.9 million, or $0.57 per diluted share in the third quarter of 2020 compared to $16.2 million, or $0.42 per diluted share, in the third quarter of 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $26.6 million, or $0.63 per diluted share in the third quarter of 2020 compared to $16.5 million, or $0.42 per diluted share, in the third quarter of 2019.

“We ended the third quarter with a strong balance sheet and record results. Our measured approach of investing for the future while maintaining flexibility during the COVID-19 pandemic has paid off this quarter,” noted Yair Malca, InMode’s CFO. “During the quarter, we announced a share repurchase program of up to one million of InMode’s shares, which reflects our unwavering faith in InMode’s success.”

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly-titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, November 12, 2020, at 8:30 a.m. Eastern Time to discuss the third quarter 2020 financial results.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10148536/da3e5e2fe8. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call ten minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-866-777-2509
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5413
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from November 12, 2020 at 12 p.m. Eastern Time to November 26, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10148536

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2020 Guidance.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form F-20 filed with the Securities and Exchange Commission on February 18, 2020, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
REVENUES	59,714	40,010	130,920	109,359
COST OF REVENUES	9,395	5,047	20,274	14,193
GROSS PROFIT	50,319	34,963	110,646	95,166
OPERATING EXPENSES:
Research and development	1,959	1,329	7,207	4,112
Sales and marketing	23,758	16,726	61,293	46,721
General and administrative	1,309	927	4,745	2,693
TOTAL OPERATING EXPENSES	27,026	18,982	73,245	53,526
INCOME FROM OPERATIONS	23,293	15,981	37,401	41,640
Finance income, net	798	479	2,063	1,264
INCOME BEFORE TAXES	24,091	16,460	39,464	42,904
INCOME TAXES	207	267	509	718
NET INCOME	23,884	16,193	38,955	42,186
Add: Loss (net income) attributable to non-controlling interests	11	(7)	(39)	(79)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	23,895	16,186	38,916	42,107

NET INCOME PER SHARE:
Basic	0.65	0.53	1.09	1.50
Diluted	0.57	0.42	0.93	1.15
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	36,697	30,297	35,542	28,031
Diluted	42,082	39,004	41,894	36,654

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2020	December 31, 2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,835	44,727
Marketable securities	122,046	120,144
Short-term bank deposits	43,436	28,491
Accounts receivable, net of allowance for doubtful accounts	16,164	6,628
Other receivables	4,790	3,810
Inventories	14,871	9,408
TOTAL CURRENT ASSETS	270,142	213,208
NON-CURRENT ASSETS:
Accounts receivable	455	374
Deferred income taxes, net	606	1,899
Operating lease right-of-use assets	1,282	1,369
Property and equipment, net	1,056	935
Other investments	600	600
TOTAL NON-CURRENT ASSETS	3,999	5,177
TOTAL ASSETS	274,141	218,385

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	4,283	3,702
Contract liabilities	15,671	15,587
Other liabilities	17,572	13,205
TOTAL CURRENT LIABILITIES	37,526	32,494
NON-CURRENT LIABILITIES:
Contract liabilities	2,069	3,813
Other liabilities	1,969	1,494
Operating lease liabilities	519	744
Deferred income taxes, net	32	37
TOTAL NON-CURRENT LIABILITIES	4,589	6,088
TOTAL LIABILITIES	42,115	38,582

TOTAL SHAREHOLDERS’ EQUITY	232,026	179,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	274,141	218,385

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	23,884	16,193	38,955	42,186
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108	77	307	214
Share-based compensation expenses	2,404	385	9,614	1,199
Allowance for doubtful accounts	-	55	466	133
Loss on marketable securities, net	11	-	2	-
Finance income, net	(279)	(86)	(11)	(395)
Deferred income taxes, net	347	(68)	1,173	(211)
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,628)	(2,324)	(10,083)	(597)
Decrease (increase) in other receivables	537	(1,814)	(960)	(650)
Decrease (increase) in inventories	1,356	(879)	(5,463)	(1,532)
Increase in accounts payable	257	689	581	759
Increase in other liabilities	4,187	2,402	4,717	2,418
Increase (decrease) in contract liabilities	5,010	(1,115)	(1,660)	1,263
Decrease in accrued contingencies	-	-	-	(10,000)
Net cash provided by operating activities	30,194	13,515	37,638	34,787
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(18,090)	(17,220)	(49,699)	(34,310)
Proceeds from short-term deposit	6,720	8,500	34,810	18,500
Purchase of fixed assets	(103)	(54)	(428)	(518)
Purchase of marketable securities	(41,085)	(68,282)	(119,394)	(82,621)
Proceeds from sale of marketable securities	25,500	13,500	117,786	18,103
Net cash (used in) investing activities	(27,058)	(63,556)	(16,925)	(80,846)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of offering costs	-	69,784	-	69,784
Exercise of options	698	178	3,248	315
Net cash provided by financing activities	698	69,962	3,248	70,099
EFFECT OF EXCHANGE RATE CHANGES ON CASH	234	(93)	147	(56)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,068	19,828	24,108	23,984

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	64,767	28,877	44,727	24,721
CASH AND CASH EQUIVALENTS AT END OF PERIOD	68,835	48,705	68,835	48,705

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues by Geography:
United States	40,880	31,007	95,763	87,813
International	18,834	9,003	35,157	21,546
Total Net Revenue	59,714	40,010	130,920	109,359
U.S. as percentage of total revenue	68%	77%	73%	80%

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2020			Three months ended September 30, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	59,714	-	59,714	40,010	-	40,010
COST OF REVENUES	9,395	(155)	9,240	5,047	(21)	5,026
GROSS PROFIT	50,319	155	50,474	34,963	21	34,984
OPERATING EXPENSES:
Research and development	1,959	(124)	1,835	1,329	(58)	1,271
Sales and marketing	23,758	(1,974)	21,784	16,726	(270)	16,456
General and administrative	1,309	(151)	1,158	927	(36)	891
TOTAL OPERATING EXPENSES	27,026	(2,249)	24,777	18,982	(364)	18,618
INCOME FROM OPERATIONS	23,293	2,404	25,697	15,981	385	16,366
Finance income, net	798	-	798	479	-	479
INCOME BEFORE TAXES	24,091	2,404	26,495	16,460	385	16,845
INCOME TAXES (TAX BENEFIT)	207	(339)	(132)	267	59	326
NET INCOME	23,884	2,743	26,627	16,193	326	16,519
Add: Loss (net income) attributable to non-controlling interests	11	-	11	(7)	-	(7)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	23,895	2,743	26,638	16,186	326	16,512

NET INCOME PER SHARE:
Basic	0.65		0.73	0.53		0.55
Diluted	0.57		0.63	0.42		0.42
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	36,697		36,697	30,297		30,297
Diluted	42,082		42,289	39,004		39,047

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	130,920	-	130,920	109,359	-	109,359
COST OF REVENUES	20,274	(380)	19,894	14,193	(62)	14,131
GROSS PROFIT	110,646	380	111,026	95,166	62	95,228
OPERATING EXPENSES:
Research and development	7,207	(2,132)	5,075	4,112	(166)	3,946
Sales and marketing	61,293	(6,569)	54,724	46,721	(887)	45,834
General and administrative	4,745	(533)	4,212	2,693	(84)	2,609
TOTAL OPERATING EXPENSES	73,245	(9,234)	64,011	53,526	(1,137)	52,389
INCOME FROM OPERATIONS	37,401	9,614	47,015	41,640	1,199	42,839
Finance income, net	2,063	-	2,063	1,264	-	1,264
INCOME BEFORE TAXES	39,464	9,614	49,078	42,904	1,199	44,103
INCOME TAXES (TAX BENEFIT)	509	(763)	(254)	718	227	945
NET INCOME	38,955	10,377	49,332	42,186	972	43,158
Add: Loss (net income) attributable to non-controlling interests	(39)	-	(39)	(79)	-	(79)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	38,916	10,377	49,293	42,107	972	43,079

NET INCOME PER SHARE:
Basic	1.09		1.39	1.50		1.53
Diluted	0.93		1.17	1.15		1.17
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE
Basic	35,542		35,542	28,031		28,031
Diluted	41,894		42,061	36,654		36,707